Exhibit 99.17

PRESS RELEASE

Bookham Technology and Colibrys use new MEMS concepts to produce dynamic optical products for telecommunications networks

MEMS designs and fabrication processes have been jointly established in a complementary relationship between Bookham Technology plc (LSE: BHM; NASDAQ: BKHM) and Colibrys SA to create and implement variable optical attenuator modules.

Bookham Technology has designed and patented three-dimensional MEMS structures with micro-shutters to produce optical attenuation with analog control.  To successfully commercialize these component parts, Bookham has designed them as generic building blocks that are readily integrated into modules such as dynamic transmitters and receivers.

Colibrys has established innovative approaches to the fabrication of a MEMS die that embodies the Bookham designs.  In this successful collaboration, a dedicated snap-apart method is deployed for MEMS-wafer dicing as a necessary replacement for standard semiconductor dicing strategies that prove to be unsuitable for these categories of MEMS devices.  This approach delivers high-yield separation (singulation) of MEMS chips in a manner compatible with standard pick-and-place semiconductor equipment and ensures maximum reliability by avoiding particulate generation.

Steve Turley, Chief Commercial Officer of Bookham commented, “The combination of Bookham’s world class designers with Colibrys’ state of the art fabrication has produced a die that is an order of magnitude smaller than its nearest rival. Bookham’s customers benefit from components with reduced size, reduced cost and reduced power consumption, the three biggest drivers in the telecom industry today. This new family of optical components provides both Bookham and our customers with a strategic competitive advantage for the agile network of tomorrow.”

“We are delighted to be involved with Bookham in this significant work,” said Sean Neylon, Chief Executive Officer of Colibrys.  “It has led to the creation of new ways to integrate design and fabrication. With this kind of cost-conscious thinking and manufacture, our two companies have successfully given birth to a family of building-block optical components. These will help pull forward affordable dynamic modules that will accelerate growth in next generation optical telecommunications.  We look forward eagerly to continuing this complementary productive collaboration.”

About Colibrys:

Colibrys is a world-leading supplier of standard MEMS products and innovative custom MEMS solutions. Colibrys has the full breadth of MEMS capability, undertaking design, development, wafer fab manufacture, packaging and test of MEMS components. Colibrys is focusing its efforts where the potential for market sales growth remains very high, especially in professional Navigation & Guidance systems, Life sciences, Telecommunications networks and Industrial Imaging & Display applications. For further details on Colibrys SA, visit their website www.colibrys.com.

Points of contact for further information

Colibrys Inc. 2054 Kildaire Farm Road Cary NC 27511 jim.aberson@colibrys.com Tel: +1 (919) 467 3402 Fax: +1 (919) 467 3510 Mobile: +1 (919) 946 0355	Colibrys SA sean.neylon@colibrys.com Tel: +41 32 720 5424 Press Contact nathalie.odiet@colibrys.com Tel: +41 32 720 5590

About Bookham:

Bookham Technology (LSE: BHM; NASDAQ: BKHM) is a global leader in the design, manufacture and marketing of optical and RF components, modules and subsystems.  Bookham’s broad product range allows it to deliver an extensive range of cost-effective optical functions and solutions to customers, offering higher performance, lower cost, and greater subsystems capability to meet customers’ needs.  The company’s optical and RF components, modules, and subsystems are used in various applications and industries, including telecommunications, data communications, aerospace, industrial, and military environments.  In 2002, Bookham acquired the optical components businesses from Nortel Networks and Marconi.  In July 2003, the company acquired the business of Cierra Photonics Inc. and in October 2003, the company acquired Ignis Optics, Inc.  The company, whose securities are traded on NASDAQ and the London Stock Exchange, is headquartered in the UK, with manufacturing facilities in the UK, US, and Switzerland; and offices in the UK, US, Canada, France, Italy, and China; and employs approximately 1700 people worldwide.

More information on Bookham Technology is available at www.bookham.com

Bookham is a registered trademark of Bookham Technology plc.

Points of contact for further information

Sharon Ostaszewska Bookham Technology Tel: +44 (0)1235 837612 sharon.ostaszewska@bookham.com	Brian Dolby/Helen Lyman Smith GBCS Public Relations Tel: +44 (0) 115 950 8399 brian@gbcspr.com /helen@gbcspr.com